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Exhibit 6(iii)
MidiMan License

                                LICENSE AGREEMENT


     THIS LICENSE AGREEMENT ("Agreement") made this 20th day of November 1991, by and between QRS Music Rolls, Inc. of 1026 Niagara Street, Buffalo, New York 14213 ("Licensee") and MIDIMAN of 30 North Raymond Avenue, Suite 505, Pasadena, CA 91103 ("Licensor").

     WHEREAS, Licensor has designed and developed a M.I.D.I. to Analog signal processing technology known as MIDIMAN and Licensee agrees to buy a worldwide license to incorporate, manufacture and sell this technology in the following, specific QRS products: Acoustic and or Electric Pianos.

     GRANT OF LICENSE. The grant from Licensor to Licensee shall be an exclusive grant of the rights provided for herein during the term of this agreement.

     PAYMENTS. The Licensee agrees to pay the Licensor the total sum of $20,000. The following payment schedule is agreed upon by both the Licensor and the Licensee. $3,000 upon acceptance of this contract, and $1,545.45 to be paid on the 1st of each month thereafter, starting January 1, 1992 and continuing for a total of 11 consecutive months.

     TERMS OF AGREEMENT.

     1. Once the last payment is made by Licensee, the rights to use the MIDIMAN technology, in the specific products described, are wholly owned by Licensee.

     2. As part of the license agreement Licensee is to receive MIDIMAN MIDI to audio systematic, firmware, and engineering assistance for up to ten hours at
o additional chare. If further engineering help is required, MIDIMAN agrees to furnish it, at the rate of $50.00 per hour.



Signed
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MIDIMAN                                                                   QRS
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